24000082

SECURITIES AND EXC...
Washington, D.C. 20549

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SEC FILE NUMBER

SEC Mail Processing

FEB 26 2024

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ATLANTIC PACIFIC CAPITAL INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

ONE DOCK STREET, SUITE 404
(No. and Street)

STAMFORD	CT	06902
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ANTHONY BOSSONE	203-861-5480	TBOSSONE@APCAP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

REYNOLDS & ROWELLA, LLP
(Name – if individual, state last, first, and middle name)

51 LOCUST AVENUE	NEW CANAAN	CT	06840
(Address)	(City)	(State)	(Zip Code)

04/23/2009	3448
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY BOSSONE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ATLANTIC-PACIFIC CAPITAL INC., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JASPER MUI
NOTARY PUBLIC
My Commission Expires Aug. 31, 2025

Notary Public

Signature:

Title:
CHIEF FINANCIAL OFFICER

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the perioc(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Atlantic-Pacific Capital, Inc.
Consolidated Financial Statements
and Supplemental Information
December 31, 2023

Atlantic-Pacific Capital, Inc.
Table of Contents
For the Year Ended December 31, 2023

REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Stockholder and Sole Director
of Atlantic-Pacific Capital, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of Atlantic-Pacific Capital, Inc. and subsidiaries (the "Company") as of December 31, 2023, the related consolidated statements of operations, comprehensive loss, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Atlantic-Pacific Capital, Inc. and subsidiaries as of December 31, 2023, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Atlantic-Pacific Capital, Inc.'s management. Our responsibility is to express an opinion on Atlantic-Pacific Capital, Inc.'s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Atlantic-Pacific Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1, Unconsolidated Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 and Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc.'s Unconsolidated Statement of Financial Condition has been subjected to audit procedures performed in conjunction with the audit of Atlantic-Pacific Capital, Inc.'s consolidated financial statements. The supplemental information is the responsibility of Atlantic-Pacific Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the

consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information, Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1, Unconsolidated Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 and Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc.'s Unconsolidated Statement of Financial Condition are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Reynolds + Rowella, LLP

Reynolds + Rowella, LLP

We have served as Atlantic-Pacific, Inc. and Subsidiaries' auditor since 2004.
New Canaan, Connecticut
February 23, 2024

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Financial Condition
As of December 31, 2023

Assets		
Current assets		
Cash and cash equivalents	$	6,487,397
Placement fees receivable		2,697,910
Due from funds		259,745
Other current assets		272,260
Total current assets		9,717,312
Operating lease right-of-use assets		2,202,286
Placement fees receivable		1,342,490
Property and equipment, net		171,871
Other assets		58,865
Total assets	$	13,492,824
Liabilities and stockholder's equity		
Current liabilities		
Deferred revenue	$	1,425,000
Operating lease liabilities		478,934
Accrued compensation		447,750
Accounts payable and other accrued expenses		405,855
Total current liabilities		2,757,539
Operating lease liabilities		1,993,039
Total liabilities		4,750,578
Stockholder's equity		
Common stock		1
Additional paid-in-capital		178,610
Retained earnings		9,805,196
Accumulated other comprehensive loss		(1,241,561)
Total stockholder's equity		8,742,246
Total liabilities and stockholder's equity	$	13,492,824

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Operations
For the Year Ended December 31, 2023

Revenues	
Placement fees	$ 8,657,976
Client reimbursed expenses	654,141
Interest income	373,488
Total revenues	9,685,605
Operating expenses	
Compensation and related benefits	9,736,712
General and administrative	1,604,471
Professional fees	1,305,754
Client reimbursed expenses	654,141
Travel and entertainment	286,960
Depreciation and amortization	62,191
Total operating expenses	13,650,229
Loss from operations before income taxes	(3,964,624)
Income tax benefit	(85,025)
Net loss	$ (3,879,599)

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Comprehensive Loss
For the Year Ended December 31, 2023

Net loss	$ (3,879,599)
Other comprehensive income	
Foreign currency translation adjustment	47,247
Other comprehensive income	47,247
Comprehensive loss	$ (3,832,352)

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2023

	Common Stock*	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholder's Equity
Balance, December 31, 2022	$ 1	$ 178,610	$ 14,034,795	$ (1,288,808)	$ 12,924,598
Distributions to owner	-	-	(350,000)	-	(350,000)
Net loss	-	-	(3,879,599)	-	(3,879,599)
Currency translation adjustment	-	-	-	47,247	47,247
Balance, December 31, 2023	$ 1	$ 178,610	$ 9,805,196	$ (1,241,561)	$ 8,742,246

* 3,000 shares of common stock have been authorized. 100 shares have been issued and remain outstanding with a par value of $.01 per share.

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from operating activities	
Net loss	$ (3,879,599)
Adjustments to reconcile net loss to net cash used by operating activities:	
Amortization of operating lease right-of-use assets	336,908
Depreciation and amortization	62,191
Changes in operating assets and liabilities:	
Placement fees receivable	967,816
Other assets	(225,961)
Due from funds	(44,547)
Accrued compensation	(1,684,949)
Deferred revenue	(676,714)
Operating lease liabilities, net	(340,252)
Accounts payable and other accrued expenses	171,730
Net cash used by operating activities	(5,313,377)
Cash flows from financing activities	
Distributions to owner	(350,000)
Net cash used by financing activities	(350,000)
Effect of foreign exchange rates	47,247
Net decrease in cash	(5,616,130)
Cash and cash equivalents - beginning of year	12,103,527
Cash and cash equivalents - end of year	$ 6,487,397
Supplemental cash flow disclosure:	
Cash paid during the year for:	
Domestic and foreign income taxes	$ 1,825

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Atlantic-Pacific Capital, Inc. (the "Company") was incorporated in the State of Delaware on February 9, 1995. The Company is a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. The Company is also a member of the Securities Investor Protection Corporation.

The Company raises capital from institutional investors for interests in private equity limited partnerships and other private investment vehicles (the "Funds") that are not registered or publicly traded. The Company earns a fee based on a percentage of capital invested or committed to be invested in such Funds. The Company's agreements with its clients typically include a retainer fee and schedule of placement fee payments to be made over an extended period of time with interest after acceptance by a Fund of capital or capital commitments.

The Company's consolidated financial statements include two active wholly-owned subsidiaries, Atlantic-Pacific Capital Limited ("APC Ltd.") and Atlantic Pacific Capital Asia Limited ("APC Asia Ltd."). APC Ltd. operates in London, England, is registered with the Financial Conduct Authority, and markets the services of the Company in Europe. APC Asia Ltd. operates in Hong Kong, China, is registered with the Securities and Futures Commission, and markets the services of the Company in Asia. All significant intercompany balances and transactions have been eliminated in consolidation.

The United Kingdom left the European Union on January 31, 2020, referred to as Brexit, subject to transitional arrangements which ended on December 31, 2020. The transition period ended with arrangements in place between the United Kingdom and the Member States of the European Union. Such an exit from the European Union is unprecedented and the long-term consequences for our business remain uncertain. This change impacted how APC Ltd. conducts its business across Europe and APC Ltd. incorporated a wholly-owned subsidiary in Malta, Atlantic-Pacific Capital Malta Limited ("APC Malta"), to facilitate regulated activities within select Member States of the European Union.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Atlantic-Pacific Capital, Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America.

Foreign Currency Translation

The Company's reporting currency is the U.S. Dollar. APC Ltd.'s functional currency is the British Pound, its local currency; APC Malta's functional currency is the Euro, its local currency. APC Asia Ltd.'s functional currency is the Hong Kong Dollar, its local currency. All asset and liability accounts of APC Ltd., APC Malta and APC Asia Ltd. are translated into U.S. Dollars at year-end exchange rates and income and expenses are translated into U.S. Dollars using weighted average exchange rates. Resulting translation adjustments are reported as a separate component of other comprehensive income on the statement of consolidated comprehensive loss.

Revenue and Expense Recognition

The Company recognizes revenue to depict the transfer of promised services to clients in an amount that reflects the consideration to which the Company expects to be entitled in exchange for

those services. The Company follows a five step model to (a) identify the contract with a client, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the Company satisfies a performance obligation. In determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company acts as a placement agent for Funds and provides related services. Revenue from placement fees is generally recognized at the point in time that performance under the arrangement is completed (i.e., upon acceptance of capital or capital commitments by a Fund). For certain contracts, the Company must evaluate the likelihood of significant reversal of revenue due to matters outside the Company's control and only recognize revenue up to the amount that a significant revenue reversal is not probable. Revenue for related service fees are recognized at a point in time or over time depending on the service provided. Performance obligations under the contract which are simultaneously provided by the Company and consumed by the client are recognized over time. The Company receives non-refundable retainer fees upon execution of agreements with Funds to provide capital raising services which are recorded as deferred revenue on the consolidated statement of financial condition when received. Retainer fees are recognized as revenue when placement fees are earned to the extent those placement fees exceed the amount of retainer fees received and are included in placement fees on the consolidated statement of operations.

Deferred Revenue	
Balance, December 31, 2022	$ 2,101,714
Additions	713,065
Recognized as revenue	(1,389,779)
Balance, December 31, 2023	$ 1,425,000

All other income and expenses are recognized when earned and incurred, respectively.

Placement Fees Receivable and Allowance for Doubtful Accounts
Placement fees receivable are typically due over one to two years commencing upon acceptance of capital or capital commitments by a Fund. Placement fees receivable accrue interest at various rates that range from 8.5% to 11.5%. The Company recognized $235,316 of interest income on the unpaid balance for the year ended December 31, 2023. When there is no stated interest rate the Company discounts placement fees receivable balances that extend beyond one year at a rate of 10%. Placement fees may be prepaid in whole or in part any time without premium or penalty.

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangements and expectations

of collection in accordance with industry standards. The Company believes no allowance for doubtful accounts is necessary at December 31, 2023.

Cash and Cash Equivalents
The Company considers all short term investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains cash in bank accounts with two financial institutions, which at times, exceeds the established limit insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Incentive Compensation
Pursuant to the Company's discretionary incentive compensation program, certain employees, under specific circumstances, are compensated at awarded percentages of placement fees and interest received less operating expenses incurred during a given calendar year. The awards are approved by management at the beginning of each calendar year. The Company recognizes incentive compensation expense quarterly as earned by the employees and is calculated based on placement fees and interest received less operating expenses incurred by the Company. The Company also has a discretionary quarterly bonus program. Incentive compensation is typically paid within 30 days after the end of each calendar quarter. Incentive compensation expense is included in compensation and related benefits on the consolidated statement of operations and any earned but unpaid incentive compensation is included in accrued compensation on the consolidated statement of financial condition.

Due from Funds
The Company is reimbursed by the Funds for all reasonable travel, telephone, printing, postage and other out-of-pocket expenses incurred in relation to the capital raising services provided. The Company recognizes an allowance for uncollectible reimbursable expenses due from Funds by individual account analysis based on the client's ability to pay, willingness to pay and the expected recovery of amounts from applicable collection methods. At December 31, 2023, the Company believes no allowance for doubtful accounts is necessary.

Property and Equipment, Net
Property and equipment are recorded at cost. Depreciation and amortization are provided using straight line methods in accordance with accounting principles generally accepted in the United States of America over the estimated useful lives of the assets.

At December 31, 2023, property and equipment consisted of the following:

Asset	Life		Carrying Value
Computer equipment and software	3 - 5 years	$	34,514
Furniture and fixtures	4 - 7 years		287,892
Leasehold improvements	The lesser of the life of lease or the leasehold improvements		359,388
			681,794
Less accumulated depreciation and amortization			(509,923)
Property and equipment, net		$	171,871

Operating Leases
The Company recognizes operating lease right-of-use assets and operating lease liabilities associated with the present value of future minimum rental payments required under operating leases that have lease terms of more than 12 months as disclosed in Note 5. Operating leases are expensed on a straight line basis.

Income Taxes
Atlantic-Pacific Capital, Inc. ("APC, Inc.") has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, APC, Inc. does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes. Based upon various apportionment factors and state and local income tax laws, APC, Inc. may be liable for income taxes in certain states and cities in which APC, Inc. does business.

APC Ltd. is liable for corporation taxes in the United Kingdom based upon its taxable income.

APC Malta is liable for corporation taxes in Malta based upon its taxable income.

APC Asia Ltd. is liable for corporation taxes in Hong Kong, a Special Administrative Region of the People's Republic of China, based upon its taxable income.

Management has evaluated and concluded that the Company has taken no uncertain tax positions that require adjustment or disclosure in the financial statements. The Company's 2020 through 2023 tax years are open for examination by federal, state and local tax authorities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Use of Estimates in Financial Statements
The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimate in the financial statements is the allowance for doubtful accounts. Actual results may differ from those estimates.

Fair Value Measurements
The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs

that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

3. Aged Analysis of Placement Fees Receivable and Due From Funds

Placement fees receivable at December 31, 2023 and 2022 was $4,040,400 and $5,008,216, respectively. Due from funds at December 31, 2023 and 2022 was $259,745 and $215,198, respectively.

The following table summarizes the aging of the Company's placement fees receivable and due from funds at December 31, 2023:

	Total Not Past Due	1-59 Days Past Due	60-89 Days Past Due	90 Days Or More Past Due	Total Past Due	Total Placement Fees Receivable
Placement fees receivable	$ 3,957,067	$ -	$ -	$ 83,333	$ 83,333	$ 4,040,400
Due from funds	167,500	-	67,796	24,449	92,245	259,745
Total	$ 4,124,567	$ -	$ 67,796	$ 107,782	$ 175,578	$ 4,300,145

4. Provision for Income Taxes

Income taxes consisted of the following for the year ended December 31, 2023:

Current tax benefit	
APC, Inc.	$ (9,570)
APC Ltd.	(80,691)
APC Asia Ltd.	5,236
Total current tax benefit	(85,025)
Deferred tax benefit	
APC, Inc.	(176,876)
Less valuation allowance	176,876
Total deferred tax benefit	-
Total income tax benefit	$ (85,025)

At December 31, 2023, the Company had net deferred tax assets of $176,876, relating to certain states and local jurisdictions. The deferred tax assets primarily relate to net operating losses and begin expiring in 19 years. At December 31, 2023, management has recorded a full valuation allowance against the deferred tax assets.

The Company recognizes interest and penalties related to income taxes in income tax expense.

5. Operating Leases

The Company leases office space in various cities throughout the United States, Europe and Asia under noncancelable operating leases expiring at various dates through April 2029. The Company has no finance leases.

Operating lease right-of-use assets and liabilities consisted of the following at December 31, 2023:

Assets	
Operating lease right-of-use assets	$ 2,202,286
Liabilities	
Operating lease liabilities, current	$ 478,934
Operating lease liabilities, long term	1,993,039
Total operating lease liabilities	$ 2,471,973

The following is a schedule of future minimum annual lease payments required under these noncancellable operating leases:

Year Ending December 31,	
2024	$ 704,801
2025	621,974
2026	560,708
2027	517,120
2028	485,495
2029 and thereafter	161,832
Total minimum payments required	3,051,930
Less short-term leases	(64,403)
Less imputed interest	(515,554)
Total operating lease liabilities	$ 2,471,973

The following is a schedule of total lease cost for the year ended December 31, 2023 which is reflected on the consolidated statement of operations as a component of general and administrative expenses:

Operating lease cost	$ 638,453
Short-term lease cost	111,777
Total lease cost	$ 750,230

Additional information regarding the Company's leases at December 31, 2023 is as follows:

Cash paid for amounts included in the measurement of operating liabilities $759,601.

Weighted average remaining lease term	5 years
Weighted average discount rate	6.32%

At December 31, 2023, the Company had $186,379 of outstanding standby letter of credit ("LOC") issued in lieu of a security deposit on one of these operating leases. The LOC is fully secured by a certificate of deposit included in cash and cash equivalents on the Company's consolidated statement of financial condition.

6. Profit Sharing Plan and Pension Plan

The Company (the "Plan Sponsor") sponsors a defined contribution plan covering substantially all of its domestic employees. Contributions at the discretion of the Company are determined as a percentage of each covered employee's compensation and totaled $189,749 for the year ended December 31, 2023. The Company also contributed to individual retirement accounts for its foreign employees in the United Kingdom and Hong Kong and contributions totaled $26,370 for the year ended December 31, 2023.

7. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available at this time there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

8. Related Party Transactions

The Company's sole stockholder from time to time uses Company resources to provide services to an affiliate also owned by the Company's stockholder. Amounts charged to this affiliate by the Company are at cost and recorded as a reduction of the actual expense incurred. Such amounts charged to the affiliate for the year ended December 31, 2023 totaled $62,013. The Company has been reimbursed $51,590 by the affiliate.

The same affiliate provided services to the Company in the amount of $20,000 for the year ended December 31, 2023 which has been recorded as travel and entertainment expenses as incurred in the consolidated statement of operations. The Company has paid the affiliate for the full amount.

On February 23, 2023, an officer of the Company loaned $185,000 to the Company and the loan was repaid without interest on March 1, 2023.

APC Ltd. and APC Asia Ltd. authorized a dividend to the Company in the amounts of $253,460 (£200,000) and $521,208 (HK$4,070,668) effective August 31, 2023 and December 31, 2023; respectively.

9. Customer Securities – Possession and Control Requirements

The Company is considered a Non-Covered firm in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff and as a result does not claim an exemption from certain provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934. The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, does not carry accounts of or for customers and does not carry proprietary securities accounts of broker-dealers.

10. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding fifteen to one.

At December 31, 2023, the Company had net capital of $2,323,104 which was $2,164,330 in excess of the minimum net capital requirement of $158,774. The Company's ratio of aggregate indebtedness to net capital was 1.0252 to 1.0.

Supplemental Information
December 31, 2023

Atlantic-Pacific Capital, Inc.
Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2023

Stockholder's equity	$ 8,126,215
Less: nonallowable assets	
Placement fees receivable	4,040,400
Investment in affiliates	761,750
Due from affiliate	386,835
Due from funds	259,745
Other assets	182,040
Property and equipment, net	171,871
Total nonallowable assets	5,802,642
Less: haircuts	469
Net capital	$ 2,323,104
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	158,774
Excess net capital	$ 2,164,330
Excess net capital at 1000 percent	$ 2,084,943
Aggregate indebtedness	
Deferred revenue	$ 1,425,000
Accounts payable and other accrued expenses	344,609
Operating lease liabilities, net	269,688
Accrued compensation	218,750
Due to affiliate	123,568
Total aggregate indebtedness	$ 2,381,615
Ratio: Aggregate indebtedness to net capital	1.0252 to 1.0

Reconciliation of Net Capital and Unaudited Net Capital Pursuant to SEC Rule 17a-5(d)(4)
December 31, 2023

The net capital computation above does not differ from the net capital computation filed by the Company per FOCUS Report on January 25, 2024.

Atlantic-Pacific Capital, Inc.
Unconsolidated Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2023

The Company is considered a Non-Covered firm and does not claim an exemption under Rule 15c3-3 (k)(2)(i).

Atlantic-Pacific Capital, Inc.
Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
As of December 31, 2023
(in U.S. dollars)

	Audited Consolidated Statement of Financial Condition	Subsidiaries Excluded, Reclassifications, and Eliminations	Atlantic - Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
Assets			
Current assets			
Cash	$ 6,487,397	$ (1,553,209)	$ 4,934,188
Placement fees receivable	2,697,910	-	2,697,910
Due from affiliate	-	386,835	386,835
Due from funds	259,745	-	259,745
Other current assets	272,260	(106,007)	166,253
Total current assets	9,717,312	(1,272,381)	8,444,931
Operating lease right-of-use assets	2,202,286	(145,994)	2,056,292
Placement fees receivable	1,342,490	-	1,342,490
Property and equipment, net	171,871	-	171,871
Other assets	58,865	(43,078)	15,787
Investment in affiliates	-	761,750	761,750
Total assets	$ 13,492,824	$ (699,703)	$ 12,793,121
Liabilities and stockholder's equity			
Current liabilities			
Deferred revenue	$ 1,425,000	$ -	$ 1,425,000
Accrued compensation	447,750	-	447,750
Operating lease liabilities	478,934	(88,945)	389,989
Accounts payable and other accrued expenses	405,855	(61,246)	344,609
Due to affiliate	-	123,568	123,568
Total current liabilities	2,757,539	(26,623)	2,730,916
Operating lease liabilities	1,993,039	(57,049)	1,935,990
Total liabilities	4,750,578	(83,672)	4,666,906
Stockholder's equity	8,742,246	(616,031)	8,126,215
Total liabilities and stockholder's equity	$ 13,492,824	$ (699,703)	$ 12,793,121

REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Stockholder and Sole Director
of Atlantic-Pacific Capital, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Atlantic-Pacific Capital, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to raising capital from institutional investors and accredited investors for interests in private limited partnerships and other investment vehicles that are not registered or publicly traded. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for, or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Atlantic-Pacific Capital, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Atlantic-Pacific Capital Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Reynolds + Rowella, LLP

New Canaan, Connecticut
February 23, 2024

90 Grove Street | Ridgefield, CT 06877 | 203 438 0161 f 203 431 3570
51 Locust Avenue | New Canaan, CT 06840 | 203 972 5191
reynoldsrowella.com

ATLANTIC
PACIFIC CAPITAL

Atlantic-Pacific Capital, Inc.'s Exemption Report

Atlantic-Pacific Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to raising capital from institutional investors and accredited investors for interests in private limited partnerships and other investment vehicles that are not registered or publicly traded and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Atlantic-Pacific Capital, Inc.

I, Anthony Bossone, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Anthony Bossone

Anthony Bossone
Chief Financial Officer
February 16, 2024